RNS Directorate Change ULE ORGANISATIONAL CHANGES UNILEVER PLC Released 13:00:00 09 December 2024 RNS Number : 3543P Unilever PLC 09 December 2024   09 December 2024   Unilever PLC ULE Organisational Changes Unilever today announces organisational changes to the Unilever Leadership Executive (ULE) in order to bring further focus and simplification to the leadership structure, in support of Unilever's strategic agenda under the "Growth Action Plan 2030" ("GAP 2030"). As previously disclosed, under the GAP 2030, and following the separation of Ice Cream, Unilever will be focused on four Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. These four Business Groups will operate across 24 Business Group-led markets. The remaining 100+ smaller markets will be run on a "One Unilever" basis to benefit from scale and simplicity. Reginaldo Ecclissato, currently Chief Business Operations and Supply Chain Officer, has been appointed President One Unilever Markets and will report to the Chief Executive Officer. As a result Fernando Fernandez, Chief Financial Officer (CFO), will take responsibility for a number of operational activities, including supply chain and procurement, digital and technology and business services. To reflect the increased scope of the role, Fernando's fixed pay will change as set out below. Willem Uijen, currently Chief Procurement Officer, has been appointed to the role of Chief Supply Chain Officer reporting to the CFO. The new operating model and organisational changes will be effective from 1 January 2025. Unilever confirms there is no further information to be disclosed under the requirements of UK Listing Rule 6.4.6(3)R. _____________________________ Proposed changes to the CFO remuneration In line with Unilever's existing remuneration policy, Fernando's fixed pay will be increased by 7.5% in recognition of the increase in the scope of the role from 1 January 2025.     This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.